

Mail Stop 4720

August 24, 2015

Via E-mail
Michael R. Kallet
Chairman and Chief Executive Officer
Oneida Financial Corp.
182 Main Street
Oneida, NY 13421

> **Re: Oneida Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 25, 2015**
> **File No. 001-34813**

Dear Mr. Kallet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibits

1.   We note the titles of Messrs. Kallet and Stickels. Please confirm that Mr. Stickels was performing the functions of your principal executive officer at the time he signed the certifications filed as Exhibits 31.1 and 32.1. Please refer to Frequently Asked Question 14 on the Sarbanes-Oxley Act of 2002, which is available on our website, for more information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Financial Services I

cc: Eric E. Stickels
        President and Chief Operating Officer